



pvnanocell

Changing the game of
Digital Conductive Printed Electronics

How Electronic Devices are Produced through Sicrys™ Inks

February 2017

Safe Harbor

This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation are forward-looking statements. In some cases, you can identify forward-looking statements by words such as "believe," "continue," "estimate," "anticipate", "expect," "intend," "plan," "potential," "project," "seek," "will," as well as the negative of these words or other comparable terminology. These forward- looking statements include, but are not limited to, statements about: the potential market opportunities for commercializing our current and planned products; our expectations regarding the potential market size for our current and planned products; estimates of our expenses, future revenue, capital requirements, and our needs for additional financing; our ability to develop and advance our current and planned products; the implementation of our business model and strategic plans for our business and products; our ability to maintain and establish collaborations or obtain additional funding; our financial performance; and developments and projections relating to our competitors and our industry. These statements reflect our current views with respect to future events or to our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under "Risk Factors" in the Registration Statement on form F-1 (Registration No.: 333-206723) filed with the U.S. Securities and Exchange Commission on September 22nd, 2015 by the Company. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

A New Era of Electronics

PV Nano Cell is leading the way into a new era of electronics:

smaller, thinner, lighter, flexible, customized, lower costs…

enabling **Additive Digital Printing Processes** in the

mass production manufacturing process of electronic devices

with its conductive **Sicrys™** inks.

Silver Ink



Printer



Cell Phone Antenna



Market Opportunity

A printer is only as good as the ink put into it!

Opportunity:

Additive Digital Printing e.g. Flexible, 2.5D, 3D and customized electronics with conductive traces (including copper and silver) at commercial speeds and quality is a **multi-billion dollar market opportunity**

Issue:

Copper and silver inks provided by existing suppliers **are expensive and are unable to be used in mass production,** thereby limiting manufacturing speeds and quality:

- Companies investing in the space include NovaCentrix, Harima, ANP, InTek

Solution:

PV Nano Cell offers revolutionary copper and silver inks, **Sicrys™**, that work across most commercially available print heads, 2.5D, 3D and customized inkjet printers for several applications, including PCBs

Result:

A new era of electronic products – flexible electronics; customized electronics, 3D printed electronics, thinner and lighter electronics through printing embedded passive components

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Sicrys™ Ink Applications

Sicrys™ inks are currently used for the following mass production applications (beta sites):

IoT / IoE

Printing for mobile phones

- Antenna – **approx. $0.5 B ink market**
- Touch screens





OPTOMEC
Production Grade 3D Printers... with a Material Difference

Printed Electronics

- Flexible and customized electronics – **approx. $2.0 B ink market**
- Printed Circuit Boards (PCB) – **approx. $6.0 B ink market**









CleanTech

Photovoltaic (PV) metallization – **approx. $1.8 B ink market**





MEYER BURGER

PiXDRO

3D Printing



stratasys

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PVN's Solution: Sicrys™ Inks

- Sicrys™ a platform technology based on the **new single crystal Nano metal particles**

- 70 – 80 nm (D50) nano particles have been developed in silver and copper, which are formulated into inks

- Utilizing **Sicrys™** inks digital conductive printing is possible in mass production:
  - Lower cost advantage
  - Higher stability - shelf life
  - Robust printing – BEST in the market[1]
  - High throughputs
  - Silver and copper availability
  - Enhanced properties (electrical, adhesion)

Copper Nano Particles




Cu [111]

Silver Nano Particles



Sicrys™ ink



(1) FujiDimatix and M-Solv PVN Inks Evaluation Reports

Manufacturing Electronic Devices

Traditional Production Methods – Analog Technologies with Long Setup

- **Photolithography** is the standard method of PCB and in electronic devices fabrication:
  - Multi step process
  - Most of the materials are overall etched or striped and thrown away creating large quantities of hazardous wastes
  - Expensive capex
- **Screen Printing**
  - Contact printing
  - Limited performance
  - Expensive

Emerging Production Methods – Additive Digital Mass Production

- **Inkjet printing** is a system which delivers ink drops to form patterns:
  - Drop-on-demand (DOD), Piezo induced actuation of ink from the nozzle
- **Digital Inkjet 3D Printing**
  - Digital with short setup
  - Non-contact
  - One step process
  - Low waste
  - Flexible wide technology

Photolithography


Film deposition
Resist coat
Bake
UV light
Exposure
Develop
Bake
Etch
Resist strip
Rinse

Screen Printing



DOD


Orifice
Driver


Print
Bake
(UV)





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PV Nano Cell Vision

Sicrys™ Additive Digital Mass Production Printing Processes

- **Sicrys™** inks, silver and copper:
  - Additive digital manufacturing (inkjet, airbrush...).
  - Mass production compatible inks.
  - High quality.
  - Competitive pricing.
- **Unique Products** solar cell metallization and **copper** inkjet inks.
- **Enables** Additive Digital Manufacturing
  - Flexible, customized, thin & light weight electronics:
  - Flexible production process, quick set up, shorter production time, less manpower, easy to make adjustments
- **Clean technology**, no hazardous wastes (through the whole production chain, inks to products)
- **Lower costs** – operational and capex

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Enhanced Inkjet Conductive Inks Portfolio

- **Silver Inks** – most common metal for conductive inks
- **Copper Inks** – unique offering by PV Nano Cell
  - Nano copper inks provide substantial cost savings without reduced performance
  - Metal costs reduced to 1/80 – 1/100 in copper relative to silver based inks

Silver Metal Price

17.3$/Oz

$556 /kg
February 3, 2016
http://www.lbma.org.uk/pricing-and-statistics

Copper Metal Price

0.20$/Oz

$5.9/kg
February 3 2017
http://www.lme.com/en-gb/metals/non-ferrous/copper/

Additive Digital Manufacturing Challenges

- Current **Inks, equipment** (printers and post treatments) and processes are **not compatible with Additive Digital Mass Production manufacturing**

- **Key Problems Identified:**
  - Conductive inks
    - Inks are <u>not</u> compatible with mass production process (stability or throughput)
    - Inks are only compatible for prototyping
    - Inks are expensive
    - No commercially viable copper ink available

  - No mass production printers and processes.









Additive Digital Manufacturing <u>Not Yet</u> in Mass Production!

Beta sites qualifying today supported by Sicrys™ inks

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Integrated Business Model

- PVN provides a Complete Solution Approach

Targeting **mass production** applications

Single crystal conductive **low cost & high quality** nano inks – **Sicrys™**

Printers, equipment and process
Building and implementing "razorblade" model in printed electronics



Application Customer
PVN's Complete Solution
Sicrys™ Inks
Printing Technology & Process

Integrated Business Model: Printers

- PVN in contact with a wide network of OEMs in the digital printing field including printer and printer head producers
- In partnership with printer manufacturers, PVN is working to deliver a "complete solution approach" to customers in the following fields:
  - Printed Circuit Boards (PCB)
  - Antennas for mobile phones
  - Solar cells (photovoltaics)
  - 3D printers
- PVN in contact or currently selling to the following printer producers:

M-SOLV, MGI Ceradrop, Notion Systems, FUJIFILM Dimatix, Stratasys, PiXDRO, ardeje, UniJet, kateeva, OPTOMEC, durst, SCHMID Expect Solutions, Meyer Burger, orbotech Be Sure, STi

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Integrated Business Model: Beta Sites

PCB

- Beta site: purchased and delivered Orbotech printer to a customer in Israel (November 2016).
- Negotiating with a printer producer in Korea and a customer in Germany for second site.

One Layer PCB Market (estimated)	1L	DS	Paper	Total
2016 Total m^2	50	68	55	173
Estimated Medium /low Qty M m^2	25	34	27	86
Printed m^2	25	68	27	120
25%-30% INK per board m^2	6.25	17	6.75	30
Total ink kg*	168,750	459,000	182,250	810,000
Total number of Printers#	336	918	364	1,620

* 0.027 Kg INK/m2
\# assuming printer print 0.5 ton ink per year
Market forecast data from Prismark, end user markets for one layer PCB: toys, sensors, antennas

Antennas for Mobile Phones

- Optomec (USA) developed a mass production digital printer for printing antennas (April 2016)
- Beta site: purchased by customer and delivered in China, in-process of debugging and developing first products.

Total Mobile Phones (PVN Estimated)	Number of Antennas (per mobile & total qty)	Total INK 0.024 gr (per antenna)	Estimated # of Printers
4,500 million/y	9 x 4,500 million 40,500 million/y	810 ton/y	962

Reference *A Printed Smile*, The Economist, April 30, 2016. in the Appendix

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Integrated Business Model: Beta Sites

Solar Cells (Photovoltaics)

- Digital printing to replace screen printing process of solar cells.
- Meyer Burger (PixDro-Roth & Rau; Europe) has developed a mass production digital printer for printing solar cells.
- Beta site: Optimizing PVN inks and process with Meyer Burger for a potential Chinese customer.

3D Printers

- Established the consortium "Printel" which is developing broad 2.5D and 3D printed electronics generic technologies (started July 1, 2014)
  - 3 year initiative with approx. $ 5-6 million yearly budget.
  - 60% financing by the Israeli OCS.
  - First Sicrys ink developed and selling in small volumes to Stratasys (SSYS).
- EC Horizon 2020 3D Printing Project – PV Nano Cell developing framework with leading partners Profactor, Stratasys, KIT, Borealis, Tiger, Festo, Phillips, JKU, Soreq, Cirp and Tecnan (started October 2015).
  - DIMAP www.dimap-project.eu

(NASDAQ: SSYS)

(NASDAQ: ORBK)

Intellectual Property

PVN IP **Sicrys^{TM}** inks:

- Copper WO PCT/1B2015/051536 (WO2015132719) – National phase.
- Silver WO PCT/US2011/063459 (WO2012078590) – National phase.
- Patents **granted** in USA (9,556,350), Russia (RU 2593311) and China (CN 103282969).
- Patents submitted (Silver and copper):
  - UK (1020556.5 & 1403731.1).
  - Europe (11846848.7 & 15758302.2).
  - Brazil (112013013885.5 & 11 2016020056 0).
  - India (5064/CHENP/2013 & 201647031956).
  - South Korea (10-2013-7015635 & 10-2016-7026792)
  - Japan (100114775 & 2016-554873).
  - China (2015800145501).
  - Israel (226665 & 247528).
  - Russia (2016137018).
  - USA (15/122,185).



- PVN joint patent submitted with TAU: IP Nano wires for thin solar cells metallization: WO 2013/128458; US 9,373,515 B2 Conductive Nanowires Films.
- PVN IP general (sono chemistry – nano materials – owned by subsidiary NZE): USA 7,157,058; USA 7,504,075; IL 144638; IL 149932.

Resources:
Copper - https://patentscope.wipo.int/search/en/detail.jsf?docId=WO2015132719
Silver - https://patentscope.wipo.int/search/en/detail.jsf?docId=WO2012078590; http://bit.ly/2IsNEnl

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Competitive Landscape

Sicrys™ inks compared to other silver and copper inks:

- Better price.
- Robust high throughput, 24/7 printing.
- Low viscosity at 50% (and higher) metal loading.
- Greater stability – over 1 year.
- Proven narrow pattern printing < 50 μm.
- Low resistivity: ρ < 2.5 x bulk.
- Low sintering temperature (< 150 °C).
- Unique products – Silver environmental resistance, copper and solar cell metallization inks.
- Sicrys™ production process:
  - Scaled up.
  - Efficient and green.
  - Low cost.



High Throughput
High Stability
Sicrys™
Silver
Copper
Quality Ink
Other Inks
Silver
Copper
300
1,000
3,500
5,000
10,000
Price ($)

Summary of Competitors

Summary of Selected Competitors' Nano Silver Inkjet Inks vs. PVN's Sicrys™

- Competitors price range: >$5,000 per kg silver ink (<50% metal).
- PVN price range: approx. $3,500 per kg silver ink (50% metal), down to approx. $1,200 per kg silver ink for high volumes.

Company	Metal	Resistivity (sintering conditions)	Remarks
PVN Sicrys™	50%	2, 7 -30 μΩ·cm (240°C ; 150°C; 180°C; laser & photonic)	Solvent based, thick 3D patterns, Best robust printing, low prices
Novacentric (USA)	15-35%	2.8 – 18 μΩ·cm (< 125°C & photonic)	Less than 0.5 μm thick, water precursors chemistry
ANP (Korea)	30-35%	5 – 11 μΩ·cm (100°C - 200°C)	PSD < 10 nm, expensive
InkTec (Korea)	15 – 40%	2.8 – 4.8 μΩ·cm (130°C - 350°C)	Precursor chemistry (low thickness), expensive
Intrinsiq (UK)	20%	< 10 μΩ·cm	Very expensive

- Nano Silver solar cell metallization inkjet inks (No known competitor).

Competitors of PVN's Sicrys Copper inkjet inks

- Most competitors (Novacentric, App Nano) produce copper oxide inks not copper inks.
- Intrinsiq offers a very expensive Nano Copper ink, approx. $ 10/gr.

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PVN Timeline

Investment in PVN (cumulative):

Seed $300k	$ 2 M (Terra)		$ 4.2 M (IPB & IEC)		$ 5 M	$ 7.2 M	$ 8 M

In addition, received EC Horizon 2020 and Israel OCS R&D grants

- **2009**: Seed
- **2010**: Silver patent application
- **2012**: Copper patent application; Glass Frit (GF) license — Fraunhofer IKTS



- Narrow printing
- **2014**:
  - 2 t/y capacity production
  - Printed Electronics, Low temperature sintering inks
  - 25% Copper ink
  - Solar metallization ink
- OPTOMEC, SCHMID, PiXDRO, ROTH & RAU
- **2015**: 3D inks; PCB ink
- Printed Electronics USA 2015; 100; Winner
- **2016**: 50% Copper ink for Mass production printers



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Management Team

Dr. Fernando de la Vega
Founder, CEO & Director



- Entrepreneur with more than 30 years industrial management experience.
- PhD in Applied Chemistry from The Hebrew University.
- General Manager, R&D and Operations Manager at Cima NanoTech.
- Developed Nanotechnologies infrastructure in the Israeli Chemical Industry with $30M budget as Chairman of the NFM consortium.
- Operations VP, R&D and QA Manager at Tosaf Compounds.
- R&D and Lab Manager at Chemada.
- Consultant work, created R&D consortiums, > 10 publications & > 10 patents and patent applications.

Meni Biran
VP Sales & Marketing



- More than 25 years of experience in the high-tech industry.
- Established 2 companies which were successfully sold. In the last 10 years deeply involved in international sales and business development.
- Director of Sales at Galtronics.
- VP of Sales at Infinite Memory.
- European Director of Sales at Integration Inc.
- Founder & Managing Director at 2.B.Tronics Ltd. (Sold to UR Group in Sept 2007).
- General Manager at EBV ELEKTRONIK.
- Built the first Global Distributor in Israel.
- Founder & General Manager at Maintronics Ltd (Sold to EBV Electronik in Oct 1988).

Investment Considerations

- Focus in **Additive Digital Mass Production solutions**
- **Developed high tech Nano technology**, "green", cost efficient, proven scalability
- PVN owns the **IP**
- Developed a **"Complete Solution"** approach – customers oriented and focused
- Serving **multi-billion markets** and additional market opportunities available for the future
- Developed **unique products** (inks) – solar cells and copper
- **High quality systematic work**, will bring additional unique products and technologies in the near future
- **OTCQB:** PVNNF

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Join us!

Investment & Business Opportunities

For more information, please contact:

Corporate Contact:
8 Hamasger st.
P.O. Box 236
Migdal Ha'Emek, 2310102 Israel
http://www.pvnanocell.com/
Phone: +972-4-6546881
Fax: +972-4-6546880

Investor Contact:
Garth Russell / Allison Soss
KCSA Strategic Communications
grussell@kcsa.com / asoss@kcsa.com
212-896-1250 / 212-896-1267

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APPENDIX

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Study on Sicrys™ Silver Inks: Fujifilm

Jet-ability and Drop Formation tuning:
The waveform was based on the Dimatix Model Fluid and modified to optimize drop speed and formation. A cancellation pulse was used to keep the ligaments straight while exiting the nozzle. Drop speed was adjusted to 5 meters per second to match the print head to substrate distance. The nozzles jetted the fluid consistently and reliably with a long open time. Leaving the print head in the printer over the weekend was able to jet after a 0.8 second purge and all 16 nozzles fired. This is very good for reliability in a production environment.



Summary of Results:
The PV Nanocell I50T-1 Silver Nanoparticle fluid jets well. The waveform was based from the Dimatix Model Fluid waveform with minor modifications. A single pulse waveform was created for this test. Test patterns were jetted onto standard glass slides. On initial inspection the typical "coffee ring" effect was not noticed. The coffee ring effect is where the fluid has a tendency to pool at the outer edges leaving a lower depression in the center of the pattern. This is the first silver fluid we have seen which does not exhibit this phenomenon. The jetting was consistent and all nozzles jetted even after leaving the print head and cartridge in the printer over night.

Print Results:
Using plain glass slides as a test substrate, the drop diameter was measured at an average of 52 microns. When using UV Ozone to treat the glass slide surface, an average drop diameter was measured at 80 microns. For large fills, the fluid cured flat and did not show typical coffee ring effects. With our standard 25 mm long line with a width of 1mm test print, we measured conductivity on 1.5 Ohms. This is very good and the lowest we have seen with silvers on glass with this image file. Typical measurements fall between 25 to 30 Ohms for other silvers.

Study on Sicrys™ Silver Inks: M-SOLV

Print stability testing of Sicrys 150TM-119 silver nanoparticle ink

Phase 1: waveform optimisation.

Phase 2: longevity testing, vibration testing and weekend idle time testing.

The printing stability of PV Nano Cell Sicrys™ I50TM-119 silver nanoparticle ink was determined by printing continuously for 17 hours a day for a total period of 4 days and checking test prints at regular intervals. Also a "vibration test" was performed using repeated X stage movements to investigate whether printing is affected by air bubble formation and/or nozzle drying at air flow. Printing was performed with KM1024SHB print head, frequency was set up to 15kHz with one print every 6 seconds. Head maintenance every 30 minutes.

Summary

- Overall, results are very good for all tests performed: longevity testing (printing test and weekend idle test) and vibration testing. Collected data indicated that in all cases jetting straightness was stable. Nozzle plate for printing test and vibration test stayed dry for all the time.
- Wave form and maintenance cycles were optimized.

M-SOLV

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The Economist: A Printed Smile


The Economist
The third industrial revolution

Additive manufacturing

A printed smile

3D printing is coming of age as a manufacturing technique

old fashioned metal bashing and welding is going high-tech (see box).

Perhaps the surest evidence comes from China. LITE-ON, a leading contract manufacturer, has just installed a set of 3D printers in a Guangzhou factory that makes millions of smartphones and other portable consumer electronics. The printers, made by Optomec, an Albuquerque-based firm, use a process called Aerosol Jet to focus a mist of microdroplets into a tightly controlled beam, which can print features as small as 10 microns (millionths of a metre). LITE-ON is using the machines to print electronic circuits, such as antennae and sensors, directly into products instead of making those components separately and assembling them into the devices either by robot or by hand. When a manufacturing technology arrives in the workshop of the world, it really is coming of age. ■

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PVN Value Proposition: Mobile Phone Antennas

Sicrys™ printed mobile phones antennas value proposition:

- Inexpensive >>Lower production costs.
- Directly printed antennas by ink jet printing.
- Fewer production steps:
  - Linear process no need for external process .
  - MID's like product in one step instead of two.
  - Replacing LDS like process by direct deposition of metal – no need for plating and logistics associated.
- Less capital investment, no need to change tooling to print different products.
- Total available market (TAM) for antennas in consumer electronics (CE) ~B6 antennas at $0.5/unit ~ $3B market.
- Ink potential market at ink value of $0.1/unit $500M.

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Solar Cells Printing: PVN Enabled

- Inkjet enhanced printing of solar cells enabled by PVN' Sicrys™ inks
  - Expected costs savings of up to 70% silver
  - Precise and narrow printing (higher performance and less shading)
  - Potential increase cell efficiencies by 0.3% and up to 1% abs
  - Future 50% silicon savings expected (low breakage)

- Lowering costs ($/W) by average > 15% wafer costs.
- Potential future cost reductions allowing for reduced wafer thickness.

Lower printing costs may remove obstacles to Holy Grail – Grid Parity



MBB Set Up



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Illustrative HP Model / Razor-Razorblade Model

The following slide includes a hypothetical illustrative model of the expected costs and revenues to deploy the Company's proposed "HP Model." It is not intended to be a projection of the Company's expected implementation of such model over any specific period. The model on the following slide was prepared by PV Nano Cell Ltd., an Israeli company (the "Company"), based on numerous assumptions, certain of which are summarized in notes to the model and should be carefully reviewed. The assumptions involve judgments by the Company with respect to factors which are difficult to predict and many of which are beyond the Company's control. Because of the number and range of variables involved in making such model, there is no assurance that they will be attained. Any assumption may have an effect upon other assumptions and the ultimate result of the model. The accuracy of the model is dependent upon many factors, many of which are beyond the control of the Company, including, but not limited to the risk factors described in the Company's registration statement on Form F-1 (Registration No. 333-206723) filed on September 22, 2015. The Company assumes no responsibility for the accuracy of the model.

THERE CAN BE NO ASSURANCE THAT THE MODEL CAN OR WILL BE REALIZED OR THAT ACTUAL RESULTS WILL NOT BE MATERIALLY DIFFERENT FROM THE MODEL.

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Illustrative HP Model / Razor-Razorblade Model

Number of Printers	Printer Price ($M)	Total Cost ($M)	Year 1 Ink Sales ($M)	Year 2 Ink Sales ($M)	Year 3 Ink Sales ($M)
1	0.30	0.30	0.22	0.33	0.44
10	0.30	3.0	3.3	4.9	6.6
100	0.25	225	32.8	49.2	65.6

The following is a description of the data and assumptions on which the HP model is based:

1. Sufficient printers are available, and can be obtained by the Company, at the cost indicated.
2. Sufficient demand exists, or will exist, for the number of printers reflected in the model.
3. The Company has sufficient capital to purchase the printers.
4. The model is based on a general application, in printed electronics (PE).
5. First printer assumed to be lower throughput.
6. The model references only equipment costs and excludes other costs (e.g., corporate overhead).
7. PE
   a) Printer price ~ $ 0.28 M.
   b) Printer will have capacity to utilize 350 kg of ink per year.
   c) Inks will be sold at an average price of $1,250 per kg (linked to silver bulk price of $ 550 per kg).
8. Sales assumptions:
   a) First year refers to PO, installation and starting production (50% capacity).
   b) Second year refers to production rump up (75% capacity).
   c) Third year represents all coming years at full production capacity.
9. First printer assumed installed beginning of year.
10. Multiple printer installations are spread through the year, with a quicker ramp-up in throughput.
11. ROI less than two years.

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Future of 3D Digital Printed Electronics

- Currently: 3D printed foot orthotics/insoles.
- Future: 3D printed functional foot orthotics with pressure embedded sensors and antenna enabled by Sicrys™ inks.



www.3ders.org
3D printer and 3D printing news
World's first commercially available 3D printed custom orthotics launches
Superior technology
Perfect fit







Illustrative example of what can be done

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